Exhibit 10.26

Rush Street Interactive L.P.

900 N. Michigan Avenue, Suite 1600

Chicago, Illinois 60611

October 5, 2020

VIA ELECTRONIC MAIL

Kyle L. Sauers

Re:      Offer of Employment from Rush Street Interactive L.P.

Dear Kyle:

We are pleased to confirm our offer of employment to you as the Chief Financial Officer of Rush Street Interactive L.P. ("RSI") and its to-be publicly traded company, Rush Street Interactive, Inc., resulting from the closing of the Business Corporation, as defined below (collectively for purposes of this offer, the "Company"). The purpose of this letter is to set forth the terms of our offer of employment.

Start Date & Compensation

If you accept this offer subject to its terms and conditions, your employment will commence on or before on October 23, 2020 ("Start Date"). Your starting bi-weekly base salary is $17,307.69, which, annualized would equal $450,000.00 ("Base Salary"). Base Salary is paid in accordance with the Company's typical payroll procedures and is prorated for any partial months worked.

Upon your Start Date, you would be eligible to participate in any employee benefit plans that are generally available to RSI's employees, subject to the terms and conditions of those plans. You may refer to RSI's summary plan description and its policies for more detailed information about the RSI's benefit policies and programs.

In consideration of your agreement to all the terms and conditions set forth below, the Company agrees to provide you a one-time signing bonus as follows: (a) no later than the first payroll period following your Start Date with a one-time cash award of $250,000 and (b) dependent on the successful closing of the contemplated transaction (the "Business Combination") between the Company and dMY Technology Group Inc.("DMYT"), a one-time equity award ("Equity Award") valued at $2,562,500.00 on the date of the grant, which is to occur as soon as practicable after the Business Combination based on a stock price equal to the 20 day trailing average stock price of DMYT prior to the Start Date ("Stock Price"), and to be capped at a minimum of $12.00 and a maximum of $13.00. Such Equity Award is to be granted in the form of restricted shares, $762,500.00 worth of which are to vest immediately upon the Start Date, and the remaining $1,800,000.00 of which are to vest in equal installments on the first four anniversaries of the Start Date, subject to the terms of the applicable grant agreement. In the event that the Business Combination fails to occur by March 31, 2021, in lieu of the Equity Award, RSI agrees to provide you with interests in RSI such that you would own an equal percentage of RSI to the percentage ownership the Equity Award would have given you in DMYT at a value of $12.00 per share.

On the commencement of your employment, you become eligible to participate in the Company's discretionary bonus plan. Bonuses under the plan are determined in the Company's discretion and may be changed or discontinued at any time, provided that if the bonus plan is discontinued or your discretionary bonus opportunity is materially reduced, this would provide Good Reason for your termination, subject to the Company's right to cure as set forth below.

Your discretionary target bonus under the current bonus plan is 80% of any Base Salary that was actually paid out during the bonus plan year; provided, however, that your actual discretionary bonus may be anywhere from 40% to 120% of your Base Salary; provided that receiving a bonus in this range is to be based on your achievement of to-be-defined performance goals related to corporate/financial and individual objectives (e.g., related to revenues, EBITDA) and strategic objectives. Notwithstanding the discretionary nature of Company bonuses, for 2020 only, your bonus will be no less than 80% of your pro rata Base Salary earned in 2020. Subject to applicable law, discretionary bonus awards are contingent upon your continued employment with the Company on the discretionary bonus payment date (“Payment Date”).

In addition, you will be eligible to participate, subject to its terms and conditions, in the Company's long-term incentive compensation plan, which plan is currently being evaluated and designed (“Long-Term Compensation Plan”). The amount of your annual long-term incentives under the Long-Term Compensation Plan is to be equal to two times your annualized Base Salary. Subject to the terms of the Long-Term Compensation Plan, your Long-Term Compensation grants are intended to vest based on time-vesting and performance-based vesting. The first of the Long Term Compensation grants shall be made no later than June 30, 2021. The performance-based vesting grants are anticipated to cover a three-year period and on a rolling basis (e.g., 2021-2023, 2022-2024, etc.). Such grants may include a combination of stock options and shares/units. To the extent any dividends are paid, they are expected to accumulate and be payable upon award settlement of shares/units to the extent the award is deemed to have been earned.

Duties

You will spend your full working time in service as Chief Financial officer of the Company and will report to the Company's Chief Executive Officer. In your role as Chief Financial Officer, you will owe a fiduciary responsibility to the Company and will be responsible for financial performance of the Company.

At-Will Employment

Subject to the financial severance provisions set forth below, your employment with the Company will be, at all times, at will rather than for a defined period. This means that you may leave your employment with the Company at any time, and the Company may, in its sole discretion, terminate your employment at any time without notice and for any reason or no reason at all. No one other than the Company's Chief Executive Officer has the authority to alter the at- will nature of your employment, to enter into an agreement for employment for a specified period of time, or to make any agreement that amends or alters the terms and conditions of this letter must be in writing, must reference this letter of agreement and must be signed by the Chief Executive Officer.

Payments at Termination

If, during your employment with the Company, you die or become disabled, arc terminated without Cause (as defined below), resign for Good Reason (as defined below), or there is a change of control ("Change of Control," as that term is defined in the Companies policies and explicitly excluding the Business Combination and any transactions associated with it), you are entitled to the following benefits; provided that you sign a release agreement in a form provided to you by the Company and comply with all of your respective restrictive covenants as set forth in Exhibit A.

Benefits upon Termination Due To Death/Disability

Should you die or become disabled during your employment with the Company, you will receive a pro-rata bonus for the year of termination based on target performance. Your unvested equity awards will be subject to accelerated vesting. Any performance-based equity grants for the year of any termination will vest, pro-rata (from start of performance period through date of termination) and be earned based on actual performance at the end of the performance period.

Benefits upon an Involuntary Termination Without Cause or Voluntary Termination for Good Reason Prior to a Change of Control

If, during your employment with the Company, you are terminated without Cause or resign for Good Reason prior to a Change of Control, you will receive:

i)	a prorated bonus for the year based on actual performance;

ii)	a cash severance payment equal to the sum of your annualized Base Salary and target bonus. Cash severance payment will be payable in 12 monthly installments (subject, potentially, to any delay required to avoid 409A penalties) or in lump sum at the Company's direction;

iii)	payment of COBRA health care continuation premiums for 12 months, provided that you timely elect COBRA coverage; and

iv)	partial accelerated vesting of unvested time-based equity awards (specifically acceleration of equity that would have otherwise vested within 12 months following the date of termination) with any performance-based equity earned based on pro- rata amount (from start of performance period through date of termination) and actual performance at end of performance period.

Benefits upon an Involuntary Termination Without Cause or Voluntary Termination for Good Reason within Twelve Months following a Change of Control

If, during your employment with the Company, you are terminated without Cause or resign for Good Reason within twelve months following a Change of Control, you will receive:

i)	a prorated bonus for the year based on actual performance;

ii)	Cash severance payment equal to twice the sum of your annualized Base Salary and target bonus, payable in a lump sum within 30 days of termination (subject to a potential 6-month delay to avoid 409A penalties);

iii)	Payment of COBRA premiums for 12 months, provided that you elect COBRA coverage;

iv)	Equity acceleration discussed immediately below under the heading "Treatment of Equity upon a Change of Control.”

If by reducing such benefits, it would be financially advantageous for you on a net-after- tax basis, your benefits may be reduced. In all cases, you are responsible for any tax consequences of the benefits provided in this offer.

Treatment of Equity upon a Change of Control

Upon any Change of Control during your employment with the Company, other than the Business Combination and any transactions associated with it, with respect to any of the Long-Term Compensation Plan equity grants described above that you have received, but have not vested, the following treatment shall apply:

▪	Any granted but unvested time-based equity awards shall vest upon the Change of Control;

▪	Any granted but unvested performance-based equity awards shall immediately , at the successor entity's option, be replaced with new performance-based publicly traded equity awards, provided that if replaced, the value of and associated performance conditions (including the time period for such performance and vesting) of any such replacement awards can be substantially replicated to those of any performance-based equity award being replaced.

▪	If the successor entity does not assume, convert, or replace the performance-based equity awards as set forth above, such performance-based equity awards shall fully vest, based upon the greater of target or Company's actual performance achieved (as set forth in the award agreement) through the date of the Change of Control. Any such granted but unvested performance-based equity awards shall immediately vest upon your involuntary termination without Cause or any voluntary termination for Good Reason within twelve months of any Change of Control.

For the purposes of this letter “Cause" means your:

i)	willful failure to substantially perform the lawful instructions of the Company (other than as a result of total or partial incapacity due to physical or mental illness) following the Company's written notice to you of such failure and you failing to cure such failure within 10 days;

ii)	theft or embezzlement of Company property;

iii)	dishonesty in the performance of your duties resulting in material harm to the Company;

iv)	failure or inability to obtain or maintain required licenses/permits as required by any applicable statute, rule, or regulation relating to gaming in jurisdictions where the Company has operations or seeks to have operations, provided that if curable, you shall have the opportunity to avail yourself of any appeal of any denied license or permit provided that you are permitted to continue working for the Company during such appeal period;

v)	inability to work for the Company at the direction of any applicable gaming board or commission;

vi)	engaging in any act that constitutes (a) a felony under the laws of the United States or any state or federal district thereof or, where applicable, any other equivalent offence (including a crime subject to a custodial sentence) under the laws of any applicable jurisdiction, or (b) any other crime involving moral turpitude;

vii)	willful or gross misconduct in connection with the exercise or failure to exercise your duties which, in the reasonable good faith judgment of the Company, could reasonably be expected to be materially injurious to the financial condition or business reputation of the Company or its affiliates; or

viii)	breach of the provisions of any restrictive covenant with the Company or its affiliates.

For the purposes of this letter "Good Reason" means any of the following occurrences, which the Company fails to cure within 30 days of you giving written notice of any event that would constitute Good Reason:

i)	a material diminution in your Base Salary or annual bonus opportunity;

ii)	a material diminution in your authority, duties or responsibilities;

iii)	a material diminution in the authority, duties, or responsibilities of the supervisor to whom you are directed or required to report;

iv)	a material change in the geographic location (in excess of 50 miles) at which you are required to perform the services required by your position; or

v)	any other action or inaction that constitutes a material breach of any agreement under which you provide services to the Company.

Compliance with Gaming Laws

As required by the statutes, rules and regulations relating to gaming where the Company operates or is regulated (collectively, the "Gaming Laws"), you must timely obtain and maintain all permits or licenses required under the Gaming Laws. In addition, you agree to comply with all Gaming Laws applicable to you as an employee and officer of the Company as well as to assist the Company, as necessary, in complying with the Gaming Laws.

Notwithstanding any other provision of this offer, if you fail to comply with the Gaming Law or if you are denied a required license or permit following the end of all applicable appeal periods, or if a regulator in a jurisdiction where the Company operates or is regulated requires that the Company terminate your employment, your employment shall terminate immediately, without notice or action and without liability on the part of Company.

Additional Conditions of Employment and Offer Terms

In addition to compliance with Gaming Laws, please note that this offer and your continued employment with the Company are contingent upon:

1.	l. Your successful completion of any pre-employment screening process that the Company may require, which includes verification of your eligibility to work and the signing any requisite authorization forms to facilitate such efforts;

2.	You remaining in good standing with the Company and, in its discretion, any applicable gaming boards/commissions and the Company receives all required approvals to create your position from gaming boards/commissions;

3.	Your execution of additional agreements and your pledge to perform additional obligations as required, from time to time, by Company policy, applicable law, and Gaming Laws. Your eligibility for salary increases, bonuses, and to participate in any Long-Term Compensation will require your execution of and adherence to restrictive covenants and such other agreements;

4.	Your acknowledgement and continued agreement that, in addition to the terms mentioned in this offer letter, you will be subject to the rules and regulations applicable to all Company employees;

5.	Your acknowledgement that your ownership of any equity is subject to any policy that may be adopted by the Company, including any phase-in requirements;

6.	Your acknowledgement that all disputes arising out of your employment shall be resolved by arbitration, and that the Company shall reimburse you for legal fees and expenses if you prevail on at least one material issue at arbitration;

7.	Your acknowledgement that any amounts paid or payable pursuant to agreement are subject to recoupment to the extent necessary to comply with applicable law (including Dodd-Frank Act requirements) and/or any policy that the Company may adopt);

8.	Your acknowledgement that payments of amounts or awards due pursuant to this letter may be delayed in the Company’s discretion for the purpose of complying with Section 409A as advised by counsel; and

9.	Your execution of a confidentiality and restrictive covenant agreement in a form provided by the Company. Such agreement will, among other things, prohibit you from being employed, or working with in any manner, any internet or application business or gaming establishment doing business in the United States where wagering is allowed including sports betting platforms or any business subject to applicable gaming laws and regulations under any applicable laws where the business operates or is regulated, for a period of 18 months following the termination of your employment with the Company. The agreement will also prohibit you from soliciting the Company's and employees for a period of eighteen months after your employment is terminated for any reason.

By signing below, you represent and warrant that you are not currently a party to any agreement or other restriction that you would violate by accepting this offer and performing the duties contemplated by this offer. This offer letter constitutes the entire agreement between you and the Company and supersede all prior agreements, understandings, or arrangements, whether oral or written, among the parties with respect to any matter related to this employment offer.

Please accept this offer by signing this offer letter where indicated and returning them to me.

We welcome you to the Company and look forward to having you as part of the team.

Sincerely,

/s/ Greg Carlin 10/8/20
Greg Carlin
Chief Executive Officer
Rush Street Interactive, L.P.

I accept and agree to all terms and conditions of this offer of employment:

/s/ Kyle Sauers	October 5, 2020
Kyle L. Sauers	Date